SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 12, 2014
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT

Publicly-Held Company

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04

COMPANHIA SIDERURGICA NACIONAL (BOVESPA: CSNA3; NYSE: SID) hereby informs its shareholders and market participants that, on December 11, 2014, CSN’s Board of Directors approved the establishment of a strategic partnership with the consortium comprised by ITOCHU Corporation, JFE Steel Corporation, POSCO, Ltd., Kobe Steel, Ltd., Nisshin Steel Co, Ltd. and China Steel Corp. (the “Asian Consortium”).

1.       The transaction consists in a joint venture between CSN and the Asian Consortium whereby the Asian Consortium will contribute its 40% ownership interest in Nacional Minérios S.A. (“Namisa”) to Congonhas Minérios S.A. (“Congonhas Minérios”), a non-operational subsidiary of CSN, and CSN will contribute the Casa de Pedra iron ore mine, its 60% ownership interests in Namisa, an 8.63% ownership interest in MRS Logística S.A. (“MRS”) and assets and rights to manage and operate the port concession related to the Itaguaí Port (TECAR).

2.       Considering CSN´s and the Asian Consortium’s contributions in the transaction, as well as the adjustments arising from the negotiations between the parties, immediately after the closing, CSN and the Asian Consortium will hold, respectively, an 88.25% and an 11.75% interest in Congonhas Minérios on a debt-free, cash-free basis. The final ownership interests will be adjusted considering debt, cash and working capital adjustments at closing.

3.       The transaction also includes an earn-out mechanism which, in the case of a qualified liquidity event under certain valuation parameters occurring within an agreed period of the closing of the transaction, could dilute the Consortium's ownership interest in Congonhas Minérios from 11.75% up to 8.21%.

4.       The closing of the transaction is subject to the agreement between the parties on a business plan, regulatory approvals from antitrust authorities and governmental authorities in charge of mining rights, as well as other conditions precedent customary in this type of transaction. The closing date is expected to occur by the end of 2015.

5.       Congonhas Minérios will be a fully integrated operation (mine, rail and port), which will include an 18.63% ownership interest in MRS (comprised of Namisa’s 10% ownership interest in MRS and an 8.63% ownership interest that will be contributed by CSN), access to rail transportation in the form of long term agreements and the TECAR port concession. The main purpose of the transaction is to capture synergies among the businesses involved in this reorganization and increase shareholder value in order to create a world class company.  The main identified synergies would be related to process optimization, efficiencies in the operation and reduction of operational costs and capital expansion.

6.       A portion of Congonhas Minérios’ iron ore production will be sold to the Asian Consortium members and to CSN. Such rights will be reflected in long-term “offtake” agreements.

7.       Goldman Sachs acted as an exclusive financial advisor and Barbosa, Müssnich & Aragão acted as legal counsel to CSN. Itaú BBA acted as an exclusive financial advisor and Machado Meyer, Sendacz e Opice acted as legal counsel to the Asian Consortium.

São Paulo, December 12, 2014

David Moise Salama

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 12, 2014

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.